As filed pursuant to Rule 424(b)(2)

Registration No. 333-183150

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
0.75% Notes due 2016	$399,752,000	$54,526.17
2.70% Notes due 2023	$498,260,000	$67,962.66

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”). The total registration fee due for this offering is $122,488.84.

Prospectus Supplement

February 13, 2013

(To Prospectus Dated August 8, 2012)

$900,000,000

$400,000,000 0.75% Notes due 2016

$500,000,000 2.70% Notes due 2023

We are offering $400,000,000 of our 0.75% Notes due 2016 (the “2016 notes”) and $500,000,000 of our 2.70% Notes due 2023 (the “2023 notes” and, together with the 2016 notes, the “notes”). We will pay interest on both series of notes on February 21 and August 21 of each year, beginning August 21, 2013. The 2016 notes will mature on February 21, 2016 and the 2023 notes will mature on February 21, 2023. We may redeem some or all of the notes of each series at any time before maturity of such series at the applicable redemption price described under the caption “Description of the Notes—Optional Redemption.” There is no sinking fund for the notes.

Investing in the notes involves risk. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011 and those contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

	2016 Notes		2023 Notes
	Per Note	Total	Per Note	Total
Public offering price(1)	99.938%	$399,752,000	99.652%	$498,260,000
Underwriting discount	0.250%	$1,000,000	0.450%	$2,250,000
Proceeds, before expenses, to Praxair(1)	99.688%	$398,752,000	99.202%	$496,010,000

(1)	Plus accrued interest, if any, from February 21, 2013 if settlement occurs after that date.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 21, 2013.

Joint Book-Running Managers

BofA Merrill Lynch	HSBC	Mitsubishi UFJ Securities

Co-Managers

Banca IMI
Credit Suisse
J.P. Morgan
SMBC Nikko
The Williams Capital Group, L.P.
Wells Fargo Securities

Prospectus Supplement

Prospectus

We have not, and the underwriters have not, authorized any other person to provide you with any information other than that contained or incorporated by reference in this prospectus or in any free-writing prospectus prepared by or on behalf of us to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

References to “we,” “us,” “our,” the “Company,” and “Praxair” are to Praxair, Inc. and its subsidiaries unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC and our common stock is listed on the New York Stock Exchange under the symbol “PX.” Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means we are assumed to have disclosed important information to you when we refer you to documents that are on file with the SEC. The information we have incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until we sell all of the securities covered by this prospectus supplement and the accompanying prospectus, provided that information furnished and not filed by us under any item of any Current Report on Form 8-K including the related exhibits is not incorporated by reference.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

•	The information responsive to Part III of Form 10-K for the fiscal year ended December 31, 2011 provided in our Proxy Statement on Schedule 14A filed on March 14, 2012.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.

•

Current Reports on Form 8-K filed on January 25, 2012 (Items 5.02 and 8.01 only), February 6, 2012, April 30, 2012, May 16, 2012, August 2, 2012, November 7, 2012, December 14, 2012, December 14, 2012, December 24, 2012 and February 5, 2013.

You may request a copy of these documents at no cost by writing or telephoning us at the following address:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Attn: Assistant Corporate Secretary

Telephone: (203) 837-2000.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the Company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The Company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the Company’s latest Annual Report on Form 10-K and those contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, in each case, filed with the SEC which should be reviewed carefully. Please consider the Company’s forward-looking statements in light of those risks.

THE COMPANY

Praxair was founded in 1907 and became an independent publicly traded company in 1992. Praxair was the first company in the United States to produce oxygen from air using a cryogenic process and continues to be a major technological innovator in the industrial gases industry.

Praxair is the largest industrial gas supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. Praxair’s primary products for its industrial gases business are atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). The Company also designs, engineers and builds equipment that produces industrial gases for internal use and external sale. The Company’s surface technologies segment, operated through Praxair Surface Technologies, Inc., supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Sales for Praxair were $11,252 million, $10,116 million and $8,956 million for 2011, 2010 and 2009, respectively.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2011, 94% of sales were generated in four geographic segments (North America, Europe, South America and Asia) primarily from the sale of industrial gases with the balance generated from the surface technologies segment. Praxair provides a competitive advantage to its customers by continuously developing new products and applications, which allow them to improve their productivity, energy efficiency and environmental performance.

The Company’s principal offices are located at 39 Old Ridgebury Road in Danbury, Connecticut 06810-5113 and its telephone number is (203) 837-2000.

RECENT DEVELOPMENTS

Fourth Quarter and Fiscal Year Results

On January 23, 2013, we announced our results for the fiscal year ended December 31, 2012. Our earnings press release was furnished to the SEC in a Current Report on Form 8-K filed on January 23, 2013 and such Form 8-K is not incorporated by reference herein. A summary of our financial results is as follows:

	Year Ended December 31,
(Millions of dollars)	2012	2011
Income Statement Data	(unaudited)
Sales	$11,224	$11,252
Operating profit(a)	2,437	2,468
Net income — Praxair, Inc.(a)	1,692	1,672
Balance Sheet Data (at period end)
Total assets	$18,090	$16,356
Long-term debt	6,685	5,838

(a)	2012 includes: (i) a pre-tax charge of $56 million ($38 million after-tax and non-controlling interests) related to the 2012 cost reduction program; (ii) a pre-tax charge of $9 million ($6 million after-tax) related to pension settlement; and (iii) an income tax benefit of $55 million, which are described below. 2011 includes: (i) a net gain of $39 million ($37 million net income-Praxair, Inc.) related to a gain on acquisition; and (ii) a pre-tax charge of $40 million ($31 million net income-Praxair, Inc.) related to the 2011 cost reduction program.

Sales were $11,224 million in 2012 compared to $11,252 million in 2011. Excluding negative foreign currency translation and cost pass-through effects, sales increased due primarily to higher pricing and volumes. Operating profit was $2,437 million in 2012 compared to $2,468 million in 2011. Results for 2012 reflected charges related to severance and business restructuring actions primarily in Europe (in industrial gases and surface technologies) and a pension settlement which reduced operating profit and net income-Praxair, Inc. by $65 million and $44 million, respectively. These charges were offset by a net income tax benefit related to a loss on liquidated subsidiary, as a result of the divestiture of the U.S. Homecare business, which increased net income by $55 million.

Cash flow from operations was $2,752 million in 2012, up 12% from 2011. Capital expenditures, primarily for new production plants under long-term contracts with customers, were $2,180 million in 2012. The company invested $280 million in acquisitions, primarily for several North American packaged gas distributors and an industrial gas business in Russia. During 2012, the company paid $655 million of dividends and repurchased $459 million of stock, net of issuances. As of December 31, 2012, we had $6,685 million of long-term debt.

NuCO2 Acquisition

On February 4, 2013, we entered into a definitive agreement to acquire NuCO2 Inc. (the “Acquisition”), the leading national provider of beverage carbonation solutions in the United States to the restaurant and hospitality industries. The purchase price for the Acquisition is $1.1 billion in cash, subject to customary closing adjustments. The Acquisition is expected to close by the end of the first quarter of 2013, subject to customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Venezuelan Currency Devaluation

On February 8, 2013 the Venezuelan government announced its intention to devalue its currency (Venezuelan bolivar). Although no official rules have yet been issued, the official exchange rate is expected to change from 4.30 to 6.30 per dollar (a reduction of 32%), effective on February 13, 2013. As a result of the devaluation, in the 2013 first quarter Praxair expects to record a charge due to the remeasurement of the local balance sheet of its Venezuelan subsidiaries to reflect the new official 6.30 exchange rate. While the Company has not yet completed its analysis, it does not expect the charge to have a material impact on its consolidated financial statements.

USE OF PROCEEDS

We intend to use the net proceeds of this offering for general corporate purposes, including acquisitions and share repurchases under our share repurchase program. Prior to their application, the net proceeds may be used to repay short-term debt and/or invested in short-term investments.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges. We did not have any preferred stock outstanding and did not pay or accrue preferred stock dividends during such periods.

	Nine Months Ended September 30, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges(a)	10.1	10.3	9.9	7.3	7.0	7.6

(a)	For the purpose of computing the ratio of earnings to fixed charges, earnings are comprised of income from continuing operations of consolidated subsidiaries before provision for income taxes and adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, less capitalized interest, plus depreciation of capitalized interest, dividends from companies accounted for using the equity method, and fixed charges. Fixed charges are comprised of interest on long-term and short-term debt plus capitalized interest and rental expense representative of an interest factor.

DESCRIPTION OF THE NOTES

In this section entitled “Description of the Notes,” references to the “Company,” “Praxair,” “we,” “our,” or “us” refers to Praxair, Inc., as issuer of the notes and not to any of the subsidiaries of Praxair, Inc.

The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the senior debt securities included in the accompanying prospectus, to which description reference is hereby made.

The notes will be our unsecured general obligations, will be issued under an indenture dated as of July 15, 1992 between Praxair, Inc. and U.S. Bank National Association, as the ultimate successor trustee to Bank of America, Illinois, will be issued only in book-entry form.  The 2016 notes will mature on February 21, 2016 and the 2023 notes will mature on February 21, 2023. The 2016 notes and the 2023 notes will each constitute a separate series of notes under the indenture.

The 2016 notes will bear interest at the rate of 0.75% per year. The 2023 notes will bear interest at the rate of 2.70% per year. Interest on the notes of each series will accrue from February 21, 2013, or from the most recent date to which interest on the notes of such series has been paid. Interest will be payable semi-annually in arrears on February 21 and August 21, commencing on August 21, 2013, to the persons in whose names the notes are registered at the close of business on the preceding February 7 and August 7, respectively. The notes will accrue interest on the basis of a 360-day year consisting of twelve months of 30 days each.

We will issue the notes in registered form without coupons in denominations of $2,000 and whole multiples of $1,000 in excess thereof. The notes are subject to defeasance under the conditions described in the accompanying prospectus, including the condition that an opinion of counsel be delivered with respect to the absence of any tax effect of any such defeasance to holders of the notes.

Upon issuance, the notes will be represented by one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and will be registered in the name of DTC or a nominee of DTC. See “Description of Debt Securities — Global Debt Securities” in the accompanying prospectus.

We may from time to time without the consent of the holders of the 2016 notes create and issue further 2016 notes having the same terms and conditions as the 2016 notes so that the further issue would be consolidated and form a single series with the 2016 notes, provided that if any such additional notes are not fungible with the 2016 notes previously issued for United States federal income tax purposes, such additional notes will have a separate CUSIP number.

We may from time to time without the consent of the holders of the 2023 notes create and issue further 2023 notes having the same terms and conditions as the 2023 notes so that the further issue would be consolidated and form a single series with the 2023 notes, provided that if any such additional notes are not fungible with the 2023 notes previously issued for United States federal income tax purposes, such additional notes will have a separate CUSIP number.

At September 30, 2012, approximately $6,275 million aggregate principal amount of senior debt securities were outstanding under the indenture.

Optional Redemption

We may redeem the notes of any series at our option, at any time in whole or from time to time in part. At least 20 days but not more than 60 days before a redemption date, we shall mail a notice of redemption by first-class mail to each holder of registered notes of such series.

The redemption price for the 2016 notes to be redeemed on any redemption date will be equal to the greater of:

(1) the principal amount of the 2016 notes being redeemed plus accrued and unpaid interest to the redemption date; or

(2) the Make-Whole Amount for the 2016 notes being redeemed.

The redemption price for the 2023 notes to be redeemed on any redemption date that is prior to November 21, 2022 will be equal to the greater of:

(1) the principal amount of the 2023 notes being redeemed plus accrued and unpaid interest to the redemption date; or

(2) the Make-Whole Amount for the 2023 notes being redeemed.

The redemption price for the 2023 notes to be redeemed on any redemption date that is on or after November 21, 2022 will be equal to 100% of the principal amount of the 2023 notes being redeemed on the redemption date, plus accrued and unpaid interest to the redemption date.

In any case, the principal amount of a note remaining outstanding after a redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof. Once notice of redemption is given, the notes of any series called for redemption become due and payable on the redemption date at the redemption price stated in the notice.

There is no sinking fund for the notes.

“Adjusted Treasury Rate” means, with respect to any redemption date for the notes of any series, the sum of (x) either (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recent published statistical release designated “H.15 (519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the notes of such series being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounded to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, and (y) 0.05% in the case of the 2016 notes and 0.10% in the case of the 2023 notes.

“Comparable Treasury Issue” means, with respect to each series of notes, the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the notes of such series being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes of such series.

“Comparable Treasury Price” means, with respect to any redemption date for the notes of any series, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the indenture trustee, Reference Treasury Dealer Quotations for such redemption date for the notes of such series.

“Make-Whole Amount” means, with respect to notes of any series, as determined by a Quotation Agent, the sum of the present values of the principal amount of the notes of such series, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the notes of such series, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the notes of such series to the redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the indenture trustee after consultation with us.

“Reference Treasury Dealer” means HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors and assigns, and one other nationally recognized investment banking firm selected by us that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the indenture trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the indenture trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Defaults and Remedies

Clause 1 of the definition of “event of default” under the caption “Description of the Debt Securities — Defaults and Remedies” in the accompanying prospectus is revised and applicable to each series of notes offered hereby as follows:

“the Company defaults in any payment of interest on any of the notes of such series when the same becomes due and payable and the default continues for a period of 30 days.”

Book-Entry System

We will initially issue the notes in the form of one or more global notes (the “Global Notes”). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder may hold beneficial interests in the Global Notes directly through DTC if such holder has an account with DTC or indirectly though organizations which have accounts with DTC, including Euroclear and Clearstream.

Investors may hold interests in the notes outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

UNDERWRITING

Under the terms and subject to the conditions set forth in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amounts of notes set forth opposite their names below:

Underwriters	Principal Amount of 2016 Notes	Principal Amount of 2023 Notes
HSBC Securities (USA) Inc.	$100,000,000	$125,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	100,000,000	125,000,000
Mitsubishi UFJ Securities (USA), Inc.	100,000,000	125,000,000
Banca IMI S.p.A.	16,667,000	20,833,000
Credit Suisse Securities (USA) LLC	16,666,000	20,834,000
J.P. Morgan Securities LLC	16,667,000	20,833,000
SMBC Nikko Capital Markets Limited	16,667,000	20,833,000
The Williams Capital Group, L.P.	16,667,000	20,833,000
Wells Fargo Securities, LLC	16,666,000	20,834,000

Total	$400,000,000	$500,000,000

The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are committed to purchase all of the notes if any are purchased.

The underwriters propose to offer the notes initially to the public at the public offering price shown on the cover page hereof and to selling group members at that price less a selling concession of 0.150% of the principal amount of the 2016 notes and 0.300% of the principal amount of the 2023 notes. The underwriters and selling group members may reallow a discount of 0.100% of the principal amount of the 2016 notes and 0.250% of the principal amount of the 2023 notes on sales to other dealers. After the initial offering of the notes, the underwriters may change the offering price and other selling terms.

We estimate that our expenses for this offering will be approximately $1,000,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each series of notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that they currently intend to make a secondary market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such secondary market making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the notes.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters or their affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In particular, certain of the underwriters or their affiliates are agents and/or lenders under our or our subsidiaries’ credit facilities. In each case, we pay customary fees as compensation for these roles.

Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

We expect that delivery of the notes will be made to investors on or about February 21, 2013, which will be the fifth business day following the date of this offering memorandum (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

PRAXAIR, INC.

Common Stock

Preferred Stock

and

Debt Securities

We may offer, from time to time, in one or more series:

•	shares of our common stock;

•	shares of our preferred stock;

•	unsecured senior debt securities; and

•	unsecured subordinated debt securities.

The securities:

•	will be offered at prices and on terms to be set forth in one or more prospectus supplements;

•	may be denominated in U.S. dollars or in other currencies or currency units;

•	may be offered separately or together with other securities as units, or in separate series;

•	may be issued upon conversion of, or in exchange for, other securities; and

•	may be listed on a national securities exchange, if specified in the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “PX”.

Investing in these securities involves risk. See “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities may be sold from time to time directly, through agents or through underwriters and/or dealers. If any agent of the issuer or any underwriter is involved in the sale of the securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement.

This prospectus may not be used unless accompanied by a prospectus supplement.

The date of this prospectus is August 8, 2012.

Prospectus

-i-

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement filed with the United States Securities and Exchange Commission, or the SEC, by us. By using a shelf registration statement, we may sell an unlimited aggregate principal amount of any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any prospectus supplement, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

References to “we,” “us,” “our,” the “Company” and “Praxair” are to Praxair, Inc. and its subsidiaries unless the context requires otherwise.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated herein by reference) contains and any prospectus supplement (including the documents incorporated therein by reference) will contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the Company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The Company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2012 filed with the SEC which should be reviewed carefully. Please consider the Company’s forward-looking statements in light of those risks. The Company is under no duty and does not intend to update any of the forward-looking statements after the date of this prospectus or to conform our prior statements to actual results.

THE COMPANY

Praxair was founded in 1907 and became an independent publicly traded company in 1992. Praxair was the first company in the United States to produce oxygen from air using a cryogenic process and continues to be a major technological innovator in the industrial gases industry.

Praxair is the largest industrial gas supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. Praxair’s primary products in its industrial gases business are atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). The Company also designs, engineers and builds equipment that produces industrial gases for internal use and external sale. The Company’s surface technologies segment, operated through Praxair Surface Technologies, Inc., supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Praxair’s sales were $11,252 million, $10,116 million, and $8,956 million for 2011, 2010, and 2009, respectively. For the six-month periods ended June 30, 2012 and 2011, sales for the Company were $5,651 million and $5,560 million, respectively.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2011, 94% of sales were generated in four geographic segments (North America, Europe, South America and Asia) primarily from the sale of industrial gases with the balance generated from the surface technologies segment. Praxair provides a competitive advantage to its customers by continuously developing new products and applications, which allow them to improve their productivity, energy efficiency and environmental performance.

The Company’s principal offices are located at 39 Old Ridgebury Road in Danbury, Connecticut 06810-5113 and our telephone number is (203) 837-2000.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report. It is possible that our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we will use the net proceeds from the sale or sales of our securities for general corporate purposes, which may include, without limitation, the repayment of outstanding indebtedness, repurchases of our common stock, working capital increases, capital expenditures and acquisitions. Prior to their application, the proceeds may be invested in short-term investments. Reference is made to our financial statements incorporated by reference herein for a description of the terms of our outstanding indebtedness.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Under the Restated Certificate of Incorporation of the Company the total number of shares of all classes of stock that the Company has authority to issue is 825,000,000, of which 25,000,000 may be shares of preferred stock, par value $.01 per share, and 800,000,000 may be shares of common stock, par value $.01 per share. As of June 30, 2012, 382,968,729 shares of our common stock were issued (of which 298,171,508 shares were outstanding and 84,797,221 shares were held in treasury).

Common Stock

Holders of the Company’s common stock are entitled to receive ratably dividends, if any, subject to the prior rights of holders of outstanding shares of preferred stock, as are declared by the board of directors of the Company out of the funds legally available for the payment of dividends. Except as otherwise provided by law, each holder of common stock is entitled to one vote per share of common stock on each matter submitted to a vote of a meeting of stockholders. The common stock does not have cumulative voting rights in the election of directors.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after all liabilities and liquidation preference, if any, of preferred stock have been paid in full, the holders of the Company’s common stock are entitled to receive any remaining assets of the Company.

The Company’s common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

The Company is authorized to issue additional shares of common stock without further stockholder approval (except as may be required by applicable law or stock exchange regulations). With respect to the issuance of common shares of any additional series, the board of directors of the Company is authorized to determine, without any further action by the holders of the Company’s common stock, the dividend rights, dividend rate, conversion rights, voting rights and rights and terms of redemption, as well as the number of shares constituting such series and the designation thereof. Should the board of directors of the Company elect to exercise its authority, the rights and privileges of holders of the Company’s common stock could be made subject to rights and privileges of any such other series of common stock. The Company has no present plans to issue any common stock of a series other than the Company’s common stock currently issued and outstanding.

The transfer agent and registrar for the shares of our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

Preferred Stock

The Company’s board of directors may issue up to 25,000,000 shares of preferred stock in one or more series and, subject to the Delaware corporation law, may:

•	fix the rights, preferences, privileges and restrictions of the preferred stock;

•	fix the number of shares and designation of any series of preferred stock; and

•	increase or decrease the number of shares of any series of preferred stock but not below the number of outstanding shares.

The Company’s board of directors has the power to issue our preferred stock with voting and conversion rights that could negatively affect the voting power or other rights of our common stockholders, and the board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change in control of the Company.

At June 30, 2012, no shares of our preferred stock were outstanding.

If the Company offers any series of preferred stock, whether separately, or together with, or upon the conversion of, or in exchange for, other securities, certain terms of that series of preferred stock will be described in the applicable prospectus supplement, including, without limitation, the following:

•	the designation;

•	the number of authorized shares of the series in question;

•	voting rights, if any;

•	the dividend rate, period and/or payment dates or method of calculation;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of the Company’s affairs;

•

any limitations on the issuance of any class or series of preferred stock ranking senior to or on parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

•	the terms and conditions, if any, upon which the preferred stock will be convertible into or exchangeable for other securities;

•	any redemption provisions;

•	any sinking fund provisions; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

No Preemptive Rights

No holder of any stock of any class of the Company has any preemptive right to subscribe for any securities of any kind or class.

DESCRIPTION OF DEBT SECURITIES

Senior Debt Securities may be issued either separately, or together with, or upon the conversion of, or in exchange for, other securities, from time to time in one or more series, under an Indenture dated July 15, 1992 (the “Senior Indenture”) between the Company and U.S. Bank National Association, as trustee (the “Senior Trustee”), which is an exhibit to the Registration Statement of which this prospectus is a part.

Subordinated Debt Securities may be issued either separately, or together with, or upon the conversion of, or in exchange for, other securities, from time to time in series under an indenture (the “Subordinated Indenture”) between the Company and a trustee to be identified in the related prospectus supplement (the “Subordinated Trustee”). The Subordinated Indenture is an exhibit to the Registration Statement of which this prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the “Indentures,” and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the “Debt Trustees.” The following statements under this caption are summaries of certain provisions contained or, in the case of the Subordinated Indenture, to be contained in the Indentures, do not purport to be complete and are qualified in their entirety by reference to the Indentures, including the definitions therein of certain terms. Capitalized terms used herein and not defined shall have the meanings assigned to them in the related Indenture. The particular terms of the Debt Securities and any variations from such general provisions applicable to any series of Debt Securities will be set forth in the prospectus supplement applicable to such series.

The Debt Securities will be obligations exclusively of Praxair, Inc. Our subsidiaries have no obligation to pay any amounts due on the Debt Securities or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred stockholders, if any.

At June 30, 2012, approximately $5,775 million aggregate principal amount of Senior Debt Securities were outstanding under the Senior Indenture and there were no Subordinated Debt Securities outstanding under the Subordinated Indenture.

General

Each Indenture provides or, in the case of the Subordinated Indenture, will provide for the issuance of Debt Securities in one or more series with the same or various maturities. Neither Indenture limits the amount of Debt Securities that can be issued thereunder and each provides that the Debt Securities may be issued in series up to the aggregate principal amount which may be authorized from time to time by the Company. Unless otherwise provided, a series may be reopened for issuance of additional debt securities of such series. The Debt Securities will be unsecured.

Reference is made to the prospectus supplement for the following terms, if applicable, of the Debt Securities offered thereby:

(1) the designation, aggregate principal amount, currency or composite currency and denominations;

(2) the price at which such Debt Securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

(3) the maturity date and other dates, if any, on which principal will be payable;

(4) the interest rate (which may be fixed or variable), if any;

(5) the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

(6) the manner of paying principal or interest;

(7) the place or places where principal and interest will be payable;

(8) the terms of any mandatory or optional redemption by the Company;

(9) the terms, if any, upon which the debt securities may be convertible into or exchangeable for other securities;

(10) the terms of any redemption at the option of holders;

(11) whether such Debt Securities are to be issuable as registered Debt Securities, bearer Debt Securities, or both, and whether and upon what terms any registered Debt Securities may be exchanged for bearer Debt Securities and vice versa;

(12) whether such Debt Securities are to be represented in whole or in part by a Debt Security in global form and, if so, the identity of the depositary for any global Debt Security;

(13) any tax indemnity provisions;

(14) if the Debt Securities provide that payments of principal or interest may be made in a currency other than that in which Debt Securities are denominated, the manner for determining such payments;

(15) the portion of principal payable upon acceleration of a Discounted Debt Security (as defined below);

(16) whether and upon what terms Debt Securities may be defeased;

(17) any events of default or restrictive covenants in addition to or in lieu of those set forth in the Indentures;

(18) provisions for electronic issuance of Debt Securities or for Debt Securities in uncertificated form; and

(19) any additional provisions or other special terms not inconsistent with the provisions of the Indentures, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the Debt Securities.

If the principal of, premium, if any, or interest on Debt Securities of any series are payable in a foreign or composite currency, any material risks relating to an investment in such Debt Securities will be described in the prospectus supplement relating to that series. If an index formula or other method is used for determining amounts of principal or interest, the prospectus supplement relating to the indexed securities will also describe any additional tax consequences or other special considerations applicable to this type of debt securities.

Debt Securities of any series may be issued as registered Debt Securities, bearer Debt Securities or uncertificated Debt securities, as specified in the terms of the series. Unless otherwise indicated in the applicable prospectus supplement, registered Debt Securities will be issued in denominations of $1,000 and whole multiples thereof and bearer Debt Securities will be issued in denominations of $5,000 and whole multiples thereof. The Debt Securities of a series may be issued in whole or in part in the form of one or more global Debt Securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to the series. Unless otherwise indicated in the prospectus supplement relating to a series, the terms of the depositary arrangement with respect to any Debt Securities of a series specified in the prospectus supplement as being represented by global Debt Securities will be as set forth below under “Global Debt Securities.”

In connection with its original issuance, no bearer Debt Security will be offered, sold, resold, or mailed or otherwise delivered to any location in the United States and a bearer Debt Security in definitive form may be delivered in connection with its original issuance only if the person entitled to receive the bearer Debt Security furnishes certification as described in United States Treasury regulation section 1.163-5(c)(2)(i)(D)(3). If there is a change in the relevant provisions or interpretation of United States laws, the foregoing restrictions will not apply to a series if the Company determines that such provisions no longer apply to the series or that failure to so comply would not have an adverse tax effect on the Company or on holders or cause the series to be treated as “registration-required” obligations under United States law.

For purposes of this prospectus, unless otherwise indicated, “United States” means the United States of America (including the States and the District of Columbia), its territories and possessions and all other areas subject to its jurisdiction. “United States person” means a citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States or a political subdivision thereof or any estate or trust the income of which is subject to United States federal income taxation regardless of its source. Any special United States federal income tax considerations applicable to bearer Debt Securities will be described in the prospectus supplement relating thereto.

To the extent set forth in the applicable prospectus supplement, except in special circumstances set forth in the applicable Indenture, principal and interest on bearer Debt Securities will be payable only upon surrender of bearer Debt Securities and coupons at a paying agency of the Company located outside of the United States. During any period thereafter for which it is necessary in order to conform to United States tax law or regulations, the Company will maintain a paying agent outside the United States to which the bearer Debt Securities and coupons may be presented for payment and will provide the necessary funds therefor to the paying agent upon reasonable notice.

Registration of transfer of registered Debt Securities may be requested upon surrender thereof at any agency of the Company maintained for that purpose and upon fulfillment of all other requirements of the agent. Bearer Debt Securities and the coupons related thereto will be transferable by delivery.

Debt Securities may be issued under the Indentures as Discounted Debt Securities to be offered and sold at a discount from the principal amount thereof. Special United States federal income tax and other considerations applicable thereto will be described in the applicable prospectus supplement relating to such Discounted Debt Securities. “Discounted Debt Security” means a Debt Security where the amount of principal due upon acceleration is less than the stated principal amount.

We may issue debt securities other than debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the Indentures. Thus, any other debt securities that we issue may be issued under other indentures or documentation, containing provisions different from those included in the Indentures or applicable to one or more issues of debt securities described in this prospectus.

Ranking of Debt Securities

The Senior Debt Securities will be unsecured and will rank on a parity with other unsecured and unsubordinated debt of the Company.

The obligations of the Company pursuant to any Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company. “Senior Indebtedness” of the Company is defined to mean the principal of (and premium, if any) and interest on (a) any and all indebtedness and obligations of the Company (including indebtedness of others guaranteed by the Company) other than the Subordinated Debt Securities, whether or not contingent and whether outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed, which (i) are for money borrowed; (ii) are evidenced by any bond, note, debenture or similar instrument; (iii) represent the unpaid balance on the purchase price of any property, business, or asset of any kind; (iv) are obligations of the Company as lessee under any and all leases of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) are reimbursement obligations of the Company with respect to letters of credit; or (vi) are obligations of the Company with respect to interest rate swap obligations and foreign exchange agreements; and (b) any deferrals, amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of the types referred to above; provided that Senior Indebtedness shall not include (i) the Subordinated Debt Securities; (ii) any indebtedness or obligation of the Company which, by its express terms or the express terms of the instrument creating or evidencing it, is not superior in right of payment to the Subordinated Debt Securities; or (iii) any indebtedness or obligation incurred by the Company in connection with the purchase of assets, materials or services in the ordinary course of business and which constitutes a trade payable.

The Subordinated Indenture will not contain any limitation on the amount of Senior Indebtedness which may be hereafter incurred by the Company.

The Subordinated Indenture will provide that where notice of certain defaults in respect of Senior Indebtedness has been given to the Company, no payment with respect to the principal of or interest on the Subordinated Debt Securities will be made by the Company unless and until such default has been cured or waived. Upon any payment or distribution of the Company’s assets to creditors of the Company in a liquidation or dissolution of the Company, or in a reorganization, bankruptcy, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary, the holders of Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of or premium, if any, or interest on the Subordinated Debt Securities. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default in respect of the Subordinated Debt Securities.

Certain Covenants

The Senior Indenture contains, among others, the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Senior Debt Securities are outstanding, unless otherwise stated in the applicable prospectus supplement.

The Debt Securities will not be secured by any properties or assets and will represent unsecured debt of the Company. Because secured debt ranks ahead of unsecured debt with respect to the assets securing such secured debt, the limitation on liens and the limitation on sale-leaseback transactions place some restrictions on the Company’s ability to incur additional secured debt or its equivalent when the asset securing the debt is a material manufacturing facility in the United States. The limitations are subject to a number of qualifications and exceptions described below. There can be no assurance that a facility subject to the limitations at any time will continue to be subject to those limitations at a later time.

The limited covenants in the Indentures do not limit the Company’s ability to incur unsecured debt, to make dividends or other distributions or repurchase shares or make investments. In addition, although the Indentures contain limitations on our ability to incur secured debt and our restricted subsidiaries’ ability to incur debt, such limitations are subject to significant exceptions. The Debt Securities will be effectively subordinated to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness. Furthermore, the Indentures do not provide protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, mergers, refinancings or recapitalizations that could substantially affect our ownership, capital structure and the value of the Debt Securities.

Definitions

“Attributable Debt” for a lease means, as of the date of determination, the present value of net rent for the remaining term of the lease. Rent shall be discounted to present value at a discount rate that is compounded semi-annually. The discount rate shall be 10% per annum or, if the Company elects, the discount rate shall be equal to the weighted average Yield to Maturity of the Senior Debt Securities under the Senior Indenture. Such average shall be weighted by the principal amount of the Senior Debt Securities of each series or, in the case of Discounted Senior Debt Securities, the amount of principal that would be due as of the date of determination if payment of the Senior Debt Securities were accelerated on that date.

Rent is the lesser of (a) rent for the remaining term of the lease assuming it is not terminated or (b) rent from the date of determination until the first possible termination date plus the termination payment then due, if any. The remaining term of a lease includes any period for which the lease has been extended. Rent does not include (1) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (2) contingent rent, such as that based on sales. Rent may be reduced by the discounted present value of the rent that any sublessee must pay from the date of determination for all or part of the same property. If the net rent on a lease is not definitely determinable, the Company may estimate it in any reasonable manner.

“Consolidated Net Tangible Assets” means total assets less (a) total current liabilities (excluding short-term Debt and payments due within one year on long-term Debt) and (b) goodwill, as reflected in the Company’s most recent consolidated balance sheet preceding the date of a determination under clause (9) of the “Limitation on Liens” covenant of the Senior Indenture.

“Debt” means any debt for borrowed money or any guarantee of such a debt.

“Lien” means any mortgage, pledge, security interest or lien.

“Long-Term Debt” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the date the Debt was created.

“Principal Property” means (i) any manufacturing facility, whether now or hereafter owned, located in the United States (excluding territories and possessions), except any such facility that in the opinion of the board of directors of the Company or any authorized committee of the board is not of material importance to the total business conducted by the Company and its consolidated Subsidiaries, and (ii) any shares of stock of a Restricted Subsidiary.

At December 31, 2011, our Principal Properties were our production facilities in Northern Indiana (air separation/hydrogen/carbon dioxide), Houston, Texas (air separation) and Detroit, Michigan (air separation/hydrogen), and, to the extent owned by us, Gulf Coast (hydrogen/carbon monoxide) and Louisiana (hydrogen/carbon monoxide).

“Restricted Subsidiary” means a Wholly-Owned Subsidiary that has substantially all of its assets located in the United States (excluding territories or possessions) or Puerto Rico and owns a Principal Property.

“Sale-Leaseback Transaction” means an arrangement pursuant to which the Company or a Restricted Subsidiary now owns or hereafter acquires a Principal Property, transfers it to a person, and leases it back from the person.

“Subsidiary” means a corporation a majority of whose Voting Stock is owned by the Company or a Subsidiary.

“Voting Stock” means capital stock having voting power under ordinary circumstances to elect directors.

“Wholly-Owned Subsidiary” means a corporation all of whose Voting Stock is owned by the Company or a Wholly-Owned Subsidiary, the accounts of which are consolidated with those of the Company in its consolidated financial statements.

“Yield to Maturity” means the yield to maturity on a Security at the time of its issuance or at the most recent determination of interest on the Security.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, incur a Lien on Principal Property to secure a Debt unless:

1. the Lien equally and ratably secures the Senior Debt Securities and the Debt. The Lien may equally and ratably secure the Senior Debt Securities and any other obligation of the Company or a Subsidiary. The Lien may not secure an obligation of the Company that is subordinated to the Senior Debt Securities;

2. the Lien secures Debt incurred to finance all or some of the purchase price or the cost of construction or improvement of property of the Company or a Restricted Subsidiary. The Lien may not extend to any other Principal Property owned by the Company or a Restricted Subsidiary at the time the Lien is incurred. However, in the case of any construction or improvement, the Lien may extend to unimproved real property used for the construction or improvement. The Debt secured by the Lien may not be incurred more than one year after the later of the (a) acquisition, (b) completion of construction or improvement or (c) commencement of full operation, of the property subject to the Lien;

3. the Lien is on property of a corporation at the time the corporation merges into or consolidates with the Company or a Restricted Subsidiary;

4. the Lien is on property at the time the Company or a Restricted Subsidiary acquires the property;

5. the Lien is on property of a corporation at the time the corporation becomes a Restricted Subsidiary;

6. the Lien secures Debt of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

7. the Lien is in favor of a government or governmental entity and secures (a) payments pursuant to a contract or statute or (b) Debt incurred to finance all or some of the purchase price or cost of construction or improvement of the property subject to the Lien;

8. the Lien extends, renews or replaces in whole or in part a Lien (“existing Lien”) permitted by any of clauses (1) through (7). The Lien may not extend beyond (a) the property subject to the existing Lien and (b) improvements and construction on such property. However, the Lien may extend to property that at the time is not a Principal Property. The Debt secured by the Lien may not exceed the Debt secured at the time by the existing Lien unless the existing Lien or a predecessor Lien was incurred under clause (1) or (6); or

9. the Debt plus all other Debt secured by Liens on Principal Property at the time does not exceed 10% of Consolidated Net Tangible Assets. However, the following Debt shall be excluded from all other Debt in the determination: (a) Debt secured by a Lien permitted by any of clauses (1) through (8) and (b) Debt secured by a Lien incurred prior to the date of the Senior Indenture that would have been permitted by any of those clauses if the Senior Indenture had been in effect at the time the Lien was incurred. Attributable Debt for any lease permitted by clause (4) of the “Limitation on Sale and Leaseback” covenant of the Senior Indenture must be included in the determination and treated as Debt secured by a Lien on Principal Property not otherwise permitted by any of clauses (1) through (8).

In general, clause (9) above, sometimes called a “basket” clause, permits Liens to be incurred that are not permitted by any of the exceptions enumerated in clauses (1) through (8) above if the Debt secured by all such additional Liens does not exceed 10% of Consolidated Net Tangible Assets at the time.

At June 30, 2012, Consolidated Net Tangible Assets were approximately $12,641 million. At that date, additional Liens securing Debt equal to 10% of that amount could have been incurred under clause (9).

Limitation on Sale and Leaseback

The Company will not, and will not permit any Restricted Subsidiary to, enter into a Sale-Leaseback Transaction unless:

1. the lease has a term of three years or less;

2. the lease is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

3. the Company or a Restricted Subsidiary under clauses (2) through (8) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease;

4. the Company or a Restricted Subsidiary under clause (9) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease; or

5. the Company or a Restricted Subsidiary within 180 days of the effective date of the lease retires Long-Term Debt of the Company or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. A Debt is retired when it is paid or cancelled. However, the Company or a Restricted Subsidiary may not receive credit for retirement of: Debt of the Company that is subordinated to the Senior Debt Securities; or Debt, if paid in cash, that is owned by the Company or a Restricted Subsidiary.

In clauses (3) and (4) above, Sale-Leaseback Transactions and Liens are treated as equivalents. Thus, if the Company or a Restricted Subsidiary could create a Lien on a property, it may enter into a Sale-Leaseback Transaction to the same extent.

Limitation on Debt of Restricted Subsidiaries

The Company will not permit any Restricted Subsidiary to incur any Debt unless:

1. such Restricted Subsidiary could create Debt secured by Liens in accordance with the “Limitation on Liens” covenant in an amount equal to such Debt, without equally and ratably securing the Senior Debt Securities;

2. the Debt is owed to the Company or another Restricted Subsidiary;

3. the Debt is Debt of a corporation at the time the corporation becomes a Restricted Subsidiary;

4. the Debt is Debt of a corporation at the time the corporation merges into or consolidates with a Restricted Subsidiary or at the time of a sale, lease or other disposition of its properties as an entirety or substantially as an entirety to a Restricted Subsidiary;

5. the Debt is incurred to finance all or some of the purchase price or the cost of construction or improvement of property of the Restricted Subsidiary. The Debt may not be incurred more than one year after the later of the (a) acquisition, (b) completion of construction or improvement or (c) commencement of full operation, of the property;

6. the Debt is incurred for the purpose of extending, renewing or replacing in whole or in part Debt permitted by any of clauses (1) through (5); or

7. the Debt plus all other Debt of Restricted Subsidiaries at the time does not exceed 10% of Consolidated Net Tangible Assets. However, the following Debt shall be excluded from all other Debt in the determination: (a) Debt permitted by any of clauses (1) through (6) and (b) Debt incurred prior to the date of the Senior Indenture that would have been permitted by any of those clauses if the Senior Indenture had been in effect at the time the Debt was incurred.

Successor Obligor

The Indentures provide or, in the case of the Subordinated Indenture, will provide that the Company will not consolidate with or merge into, or transfer all or substantially all of its assets to, any person, unless (1) the person is organized under the laws of the United States or a State thereof; (2) the person assumes by supplemental indenture all the obligations of the Company under the applicable Indenture, the Debt Securities issued under such Indenture and any coupons pertaining thereto; (3) immediately after the transaction no default exists; and (4) if, as a result of the transaction, a Principal Property would become subject to a Lien not permitted by the “Limitation on Liens” covenant of the Senior Indenture, the Company or such person secures the Senior Debt Securities equally and ratably with or prior to all obligations secured by the Lien.

The successor will be substituted for the Company, and thereafter all obligations of the Company under the applicable Indenture, the Debt Securities issued under such Indenture and any coupons shall terminate.

Exchange of Securities

Registered Debt Securities may be exchanged for an equal aggregate principal amount of registered Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of the agent.

To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered or bearer Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the bearer Debt Securities with all unpaid coupons relating thereto (except as may otherwise be provided in the Debt Securities) at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of the agent. As of the date of this prospectus, it is expected that the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

Defaults and Remedies

An “event of default” with respect to any series of Debt Securities will occur if:

1. the Company defaults in any payment of interest on any Debt Securities of the series when the same becomes due and payable and the default continues for a period of 10 days;

2. the Company defaults in the payment of the principal of any Debt Securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise;

3. the Company defaults in the performance of any of its other agreements applicable to the series and the default continues for 90 days after the notice specified below;

4. the Company pursuant to or within the meaning of any Bankruptcy Law:

•	commences a voluntary case,

•	consents to the entry of an order for relief against it in an involuntary case,

•	consents to the appointment of a custodian for it or for all or substantially all of its property, or

•	makes a general assignment for the benefit of its creditors;

5. a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

•	is for relief against the Company in an involuntary case,

•	appoints a custodian for the Company or for all or substantially all of its property, or

•	orders the liquidation of the Company;

and the order or decree remains unstayed and in effect for 60 days; or

6. any other event of default provided for in the series.

The term “Bankruptcy Law” means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term “custodian” means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

A default under clause (3) is not an event of default until the applicable Debt Trustee or the holders of at least 25% in principal amount of the series notify the Company of the default and the Company does not cure the default within the time specified after receipt of the notice. The applicable Debt Trustee may require indemnity satisfactory to it before it enforces the applicable Indenture or the Debt Securities of the series.

Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of the series may direct the applicable Debt Trustee in its exercise of any trust or power. A Debt Trustee may withhold from holders of the series notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interest.

The Indentures do not have or, in the case of the Subordinated Indenture, will not have cross-default provisions. Thus, a default by the Company or a Subsidiary on any other debt would not constitute an event of default.

Amendments and Waivers

Unless the resolution establishing the terms of a series otherwise provides, the applicable Indenture and the Debt Securities or any coupons of the series may be amended, and any default may be waived as follows: The Debt Securities and the applicable Indenture may be amended with the written consent of the holders of a majority in principal amount of the Debt Securities of all series affected voting as one class. A default on a series may be waived with the consent of the holders of a majority in principal amount of the Debt Securities of the series. However, without the consent of each holder affected, no amendment or waiver may (1) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any Debt Security, (3) change the fixed maturity of any Debt Security, (4) reduce the principal of any non-Discounted Debt Security or reduce the amount of principal of any Discounted Debt Security that would be due on acceleration thereof, (5) change the currency in which principal or interest on a Debt Security is payable, (6) waive any default in payment of interest on or principal of a Debt Security or (7) change certain provisions of the applicable Indenture regarding waiver of past defaults and amendments with the consent of holders other than to increase the principal amount of Debt Securities required to consent. Without the consent of any holder, the applicable Indenture, the Debt Securities or any coupons may be amended to cure any ambiguity, omission, defect or inconsistency; to provide for assumption of Company obligations to holders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions of the applicable Indenture not apply to a series of Debt Securities not previously issued; to create a series and establish its terms; to provide for a separate Debt Trustee for one or more series; or to make any change that does not materially adversely affect the rights of any holder.

Legal Defeasance and Covenant Defeasance

Debt Securities of a series may be defeased in accordance with their terms and, unless the resolution establishing the terms of the series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Debt Security, to replace destroyed, lost or stolen Debt Securities and coupons and to maintain agencies in respect of the Debt Securities) with respect to the Debt Securities of the series and any related coupons and the applicable Indenture (“legal defeasance”). The Company at any time may terminate as to a series its obligations with respect to the Debt Securities and coupons of the series under the covenants described under “Certain Covenants” (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, a series may not be accelerated because of an event of default. If the Company exercises its covenant defeasance option, a series may not be accelerated by reference to the covenants described under “Certain Covenants.”

To exercise either option as to a series, the Company must deposit in trust (the “defeasance trust”) with the applicable Debt Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Debt Securities of the series to redemption or maturity and must comply with certain other conditions. In particular, the Company must obtain an opinion of tax counsel that the defeasance will not result in recognition for Federal income tax purposes of any gain or loss to holders of the series. “U.S. Government Obligations” are direct obligations of the United States of America which have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer’s option, or certificates representing an ownership interest in such obligations.

Global Debt Securities

Global Debt Securities may be issued in registered, bearer or uncertificated form and in either temporary or permanent form. If Debt Securities of a series are to be issued as global Debt Securities, one or more global Debt Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global Debt Security or Securities.

Ownership of beneficial interests in global Debt Securities will be limited to participants and to persons that have accounts with the depositary (“participants”) or persons that may hold interests through participants. Ownership interests in global Debt Securities will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for such global Debt Securities (with respect to a participant’s interest) and records maintained by participants (with respect to interests of persons other than participants).

Unless otherwise indicated in a prospectus supplement, payment of principal of and any premium and interest on the book-entry Debt Securities represented by a global Debt Security will be made to the depositary or its nominee, as the case may be, as the sole registered owner and the sole holder of the book-entry Debt Securities represented thereby for all purposes under the applicable Indenture. Neither the Company or the applicable Debt Trustee, nor any agent of the Company or the applicable Debt Trustee, will have any responsibility or liability for any acts or omissions of the depositary for any records of the depositary relating to beneficial ownership interests in any global Debt Security for any transactions between a depositary and beneficial owners.

Upon receipt of any payment of principal of or any premium or interest on a global Debt Security, the depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Debt Security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in global Debt Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of such participants.

Unless and until the global security is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the depository (or its nominee for such global security. If transferred in whole, the following types of transfer which are allowed for global securities: (1) the depositary may transfer the global security to a nominee of that depository, (2) a nominee of the depository may transfer the global security to the depository or another nominee of that depository or (3) the depository or any nominee of that depository may transfer the global security to a successor depositary or a nominee of that successor depositary. In addition, if (1) the depositary notifies the Company in writing that The Depository Trust Company (“DTC”) is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Debt Securities in definitive form under the applicable Indenture, then, upon surrender by the relevant global Debt Security holder of its global Debt Security, Debt Securities in such form will be issued to each person that such global Debt Security holder and DTC identifies as being the beneficial owner of the related Debt Securities. Any global Debt Security that is exchangeable pursuant to the two preceding sentences shall be exchangeable for Registered Debt Securities issuable in denominations of $2,000 and whole multiples of $1,000 in excess thereof and registered in such names as the depositary holding such global Debt Security shall direct. Subject to the foregoing, the global Debt Security is not exchangeable, except for a global Debt Security of like denomination to be registered in the name of the depositary or its nominee.

So long as the depositary for global Debt Securities of a series, or its nominee, is the registered owner of such global Debt Securities, such depositary or such nominee, as the case may be, will be considered the sole holder of Debt Securities represented by such global Debt Securities for the purposes of receiving payment on such global Debt Securities, receiving notices and for all other purposes under the applicable Indenture and such global Debt Securities. Except as provided above, owners of beneficial interests in global Debt Securities of a series will not be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the holders thereof for any purpose under the applicable Indenture. Accordingly, each person owning a beneficial interest in a global Debt Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a global Debt Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in a prospectus supplement relating to Debt Securities of a series to be issued as global Debt Securities, DTC will be the depositary. DTC has advised the Company that it is a limited-purpose trust company organized under the law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters, dealers or agents with respect to the Debt Securities), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

Conversion and Exchange

The terms, if any, on which debt securities of any series are convertible into or exchangeable for our common stock, preferred stock, or other debt securities will be set forth in the applicable prospectus supplement and a supplemental indenture. Those terms may include provisions for conversion or exchange, whether mandatory, at the option of the holders or at our option.

Trustee

U.S. Bank National Association is Senior Trustee for Debt Securities issued under the Senior Indenture. The Subordinated Trustee for Debt Securities issued under the Subordinated Indenture will be identified in the related prospectus supplement. The Senior Trustee is one of several banks which provide credit and banking services to the Company.

PLAN OF DISTRIBUTION

The Company may sell the securities described in this prospectus in any of the following ways:

(1) through underwriters or dealers;

(2) directly to one or more purchasers;

(3) through agents; or

(4) through a combination of any such methods of sale.

We may distribute debt securities from time to time in one or more transactions at (1) a fixed price or prices, which may be changed, (2) at market prices prevailing at the time of sale, (3) at prices related to such market prices, or (4) at negotiated prices.

Any underwriters, dealers or agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933. The prospectus supplement with respect to the securities being offered thereby will set forth the terms of the offering of such securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting underwriters’ compensation under the Securities Act of 1933, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters designated by the Company), or directly by one or more underwriters acting alone. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the securities offered thereby will be subject to certain customary conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be sold directly by the Company or through agents designated by the Company from time to time. The prospectus supplement with respect to any securities sold in this manner will set forth the name of any agent involved in the offer or sale of the securities as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

If dealers are utilized in the sale of any securities, the Company will sell the securities to the dealers, as principals. Any dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered thereby.

If so indicated in the prospectus supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from the Company at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for the solicitation of such contracts.

We may from time to time offer debt securities directly to the public, with or without the involvement of agents, underwriters or dealers, and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such debt securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold. Such a bidding or ordering system may present to each bidder, on a real-time basis, relevant information to assist you in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Typically the clearing spread will be indicated as a number of basis points above an index treasury note. Other pricing methods may also be used. Upon completion of such an auction process securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which debt securities would be sold and the allocation of debt securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of Internet auction or pricing and allocation systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of debt securities. The specific rules of such an auction would be distributed to potential bidders in an applicable prospectus supplement. If an offering is made using such bidding or ordering system you should review the auction rules, as described in the prospectus supplement, for a more detailed description of such offering procedures.

We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

In connection with the offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters may overallot in connection with the offerings of the securities, creating a syndicate short position. In addition, underwriters may bid for, and purchase, securities in the open market to cover syndicate shorts or to stabilize the price of the securities. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the securities in the offering of the securities, if the syndicate repurchases previously distributed securities in syndicate covering transactions, syndicate transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the securities above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

It has not been determined whether any securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any securities. The Company cannot predict the activity of trading in, or liquidity of, any securities.

Agents, underwriters and dealers may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

In connection with the original issuance of debt securities issued as bearer securities, in order to meet the requirements set forth in U.S. Treasury Regulation Section 1.163-5(c)(2)(i)(D), each underwriter, dealer and agent will agree to certain restrictions in connection with the original issuance of such debt securities. Such restrictions will be described in the applicable prospectus supplement.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for the Company by Cahill Gordon & Reindel LLP, New York, New York, and for the agents, underwriters and dealers by Davis Polk & Wardwell LLP of New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC and our common stock is listed on the New York Stock Exchange under the symbol “PX.” Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the securities that may be offered. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, parts of which are omitted in accordance with the rules and regulations of the SEC. For more information about us and the securities, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the provisions of documents is a summary and you should refer to the copy of that document filed as an exhibit to the registration statement with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means we are assumed to have disclosed important information to you when we refer you to documents that are on file with the SEC. The information we have incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering of the securities to which this prospectus relates, provided that information furnished and not filed by us under any item of any Current Report on Form 8-K including the related exhibits is not incorporated by reference.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

•	The information responsive to part III of Form 10-K for the fiscal year ended December 31, 2011 provided in our Proxy Statement on Schedule 14A dated March 14, 2012.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012.

•	Current Reports on Form 8-K filed on January 25, 2012 (Items 5.02 and 8.01 only), February 6, 2012, April 30, 2012, May 16, 2012 and August 2, 2012.

•

The description of the Company’s capital stock set forth under the caption “Item 11. Description of Registrant’s Securities to be Registered” in the Company’s Registration Statement on Form 10 dated March 10, 1992 as amended by the Company’s Form 8 dated May 22, 1992, Form 8 dated June 9, 1992 and Form 8 dated June 12, 1992.

You may request a copy of any or all of the documents that we have incorporated by reference at no cost by requesting in writing, by telephone or via the Internet at:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Attn: Assistant Corporate Secretary

Telephone: (203) 837-2000

www.praxair.com

Information on our Internet website is not part of this prospectus.